PLAN OF DISTRIBUTION AND SERVICE PURSUANT TO RULE 12b-1
                                       FOR
                          REGENT EASTERN EUROPEAN FUND

                                                       Adopted February 28, 1997
                                                           Revised March 5, 1999
                                                         Revised August 25, 2000

                                    RECITALS

1. U.S. Global Accolade Funds, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust") is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"). U.S. Global Investors, Inc. serves as the Trust's investment adviser. U.S. Global Brokerage, Inc. serves as the Trust's principal underwriter.

2. The Trust operates as a "series company" within the meaning of Rule 18f-2 under the Act and is authorized to issue shares of beneficial interest in various series or sub-trusts (collectively the "Funds").

3. Funds of the Trust may utilize Fund assets to pay for, or reimburse payment for, sales or promotional services or activities that have been or will be provided in connection with distribution of shares of the Funds, reducing redemptions of shares, or providing, maintaining or improving services provided to shareholders by financial services firms or otherwise, if such payments are made pursuant to a Plan adopted and continued in accordance with Rule 12b-1 under the Act.

4. Regent Eastern European Fund, a series of the Trust (the "Fund") by virtue of such arrangement may be deemed to act as a distributor of its shares as provided in Rule 12b-1 under the Act and desires to adopt a Plan pursuant to such Rule (the "Plan").

5. The Trustees as a whole, and the Trustees who are not interested persons of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan and any agreements relating to it (the "Qualified Trustees"), having determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the Act, that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders, have approved the Plan by votes cast in person at a meeting called for the purpose of voting on this Plan and agreements related thereto.

6. Shareholder approval of the Plan was initially obtained on September 21, 1994.


                                 PLAN PROVISIONS

SECTION 1. EXPENDITURES

A. PURPOSES. Fund assets may be utilized to pay for or reimburse expenditures in connection with sales and promotional services related to the distribution of Fund shares, including personal services provided to prospective and existing Fund shareholders, which include the costs of: printing and distribution of prospectuses and promotional materials; making slides and charts for presentations; assisting shareholders and prospective investors in understanding and dealing with the Fund; travel and out-of-pocket expenses (for example, copy and long distance telephone charges) related thereto; and fees paid to financial services firms related to the distribution of Fund shares (including the advancement of commission costs, and any related financing costs, to such firms).

    Fund assets may also be utilized to pay financial services firms or others for, among other things, furnishing personal services and maintaining shareholder accounts, which services include, among other things, assisting in establishing and maintaining customer accounts and records; assisting with purchase and redemption requests; arranging for bank wires; monitoring dividend payments from the Fund on behalf of customers; forwarding certain shareholder communications from the Fund to customers; receiving and answering correspondence; and aiding in maintaining the investment of their respective customers in the Fund.

B. AMOUNTS. Fund assets may be utilized to pay for or reimburse expenditures under this plan, provided the total amount expended pursuant to this Plan does not exceed 0.25% of net assets on an annual basis.

SECTION 2. TERM AND TERMINATION

A. INITIAL TERM. This Plan shall become effective upon effective registration of the Fund and shall continue in effect for a period of one year thereafter unless terminated or otherwise continued or discontinued as provided in this Plan.

B. CONTINUATION OF THE PLAN. The Plan and any related agreements shall continue in effect for periods of one year thereafter for so long as such continuance is specifically approved at least annually by votes of a majority of both
    (a) the Trustees of the Trust and (b) the Qualified Trustees, cast in person at a meeting called for the purpose of voting on this Plan and such related agreements.

C. TERMINATION OF THE PLAN. This Plan may be terminated at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the outstanding voting securities of the Fund.

SECTION 3. AMENDMENTS

This Plan may not be amended to increase materially the amount of distribution expenditures provided for in Section 1 hereof unless such amendment is approved by a vote of the majority of the outstanding voting securities of the Fund, and no material amendment to the Plan shall be made unless approved in the manner provided for annual renewal in Section 2(b) hereof.

SECTION 4. INDEPENDENT TRUSTEES

While this Plan is in effect with respect to the Fund, the selection and nomination of Trustees who are not interested persons of the Trust (as defined in the Act) shall be committed to the discretion of the Trustees who are not interested persons.

SECTION 5. QUARTERLY REPORTS

The Treasurer of the Trust shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts accrued and the amounts expended under this Plan for distribution, along with the purposes for which such expenditures were made.

SECTION 6. RECORD KEEPING

The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to Section 5 hereof, for a period of not less than six years from the date of this Plan, the agreements or such report, as the case may be; the first two years in an easily accessible place.

SECTION 7. AGREEMENTS RELATED TO THIS PLAN

Agreements with persons providing distribution services to be paid for or reimbursed under this Plan shall provide that:

a. The agreement will continue in effect for a period of one year and will continue thereafter only if specifically approved by vote of a majority of the Trustees of the Trust;

b. The agreement may be terminated at any time, without payment of any penalty, by vote of a majority of (i) the Qualified Trustees or (ii) the outstanding voting securities of the Fund, on not more than sixty (60) days= written notice to any other party to the agreement;

c.  The agreement  will terminate  automatically  in the event of an assignment;
    and

d. In the event the agreement is terminated or otherwise discontinued, no further payments or reimbursements will be made by the Fund after the effective date of such action.